COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

Exhibit 12

Years Ended December 31, (in millions, except ratios)	2013	2012	2011	2010	2009

Earnings:
Pre-tax income (loss)(a):	$7,942	$433	$(2,836)	$19,666	$(14,125)
Add – Fixed charges	4,279	4,717	4,644	8,811	16,592

Adjusted Pre-tax income (loss)	$12,221	$5,150	$1,808	$28,477	$2,467

Fixed charges:
Interest expense	$3,292	$3,605	$3,576	$7,613	$15,136
Portion of rent expense representing interest	138	148	161	196	244
Interest credited to policy and contract holders	849	964	907	1,002	1,212

Total fixed charges	$4,279	$4,717	$4,644	$8,811	$16,592

Preferred stock dividend requirements	$–	$–	$–	$–	$1,204
Total fixed charges and preferred stock dividend requirements	$4,279	$4,717	$4,644	$8,811	$17,796
Total fixed charges, excluding interest credited to policy and contract holders	$3,430	$3,753	$3,737	$7,809	$15,380

Ratio of earnings to fixed charges:
Ratio	2.86	1.09	n/a	3.23	n/a
Coverage deficiency	n/a	n/a	$(2,836)	n/a	$(14,125)

Ratio of earnings to fixed charges and preferred stock dividends:
Ratio	2.86	1.09	n/a	3.23	n/a
Coverage deficiency	n/a	n/a	$(2,836)	n/a	$(15,329)

Ratio of earnings to fixed charges, excluding interest credited to policy and contract holders(b):	3.56	1.37	n/a	3.65	n/a
Coverage deficiency	n/a	n/a	$(1,929)	n/a	$(12,913)

(a)  From continuing operations, excluding undistributed earnings (loss) from equity method investments and capitalized interest.

(b)  The Ratio of earnings to fixed charges excluding interest credited to policy and contract holders removes interest credited to guaranteed investment contract (GIC) policyholders and guaranteed investment agreement (GIA) contract holders. Such interest expenses are also removed from earnings used in this calculation. GICs and GIAs are entered into by AIG's subsidiaries. The proceeds from GICs and GIAs are invested in a diversified portfolio of securities, primarily investment grade bonds. The assets acquired yield rates greater than the rates on the related policyholders obligation or contract, with the intent of earning a profit from the spread.

AIG 2013 Form 10-K

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